December 26, 2018

Anthony Wood
Chief Executive Officer
Roku, Inc.
150 Winchester Circle
Los Gatos, CA 95032

       Re: Roku, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 9, 2018
           File No. 001-38211

Dear Mr. Wood:

        We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Unaudited Condensed Consolidated Financial Statements
12. Revenue, page 17

1. Your MD&A disclosures on pages 28 and 29 as well as statements made in your earnings releases suggest that quantitative information about revenue by nature of service (such as advertising, licensing, subscription) may be both presented outside of the financial statements and used by investors and analysts to evaluate your financial performance. For example, in the shareholder letter filed as an exhibit to your November 7, 2018 Form 8-K, you indicated that nearly two-thirds of the increase in platform revenue for the three months ended September 30, 2018 was due to "advertising services such as video ads, audience development and brand sponsorship advertising on the Roku user interface."
 Anthony Wood
Roku, Inc.
December 26, 2018
Page 2
         Please tell us how you considered providing disaggregated revenue disclosures by type of service. Please refer to ASC 606-10-55-89 through 55-91.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

2. As disclosed in your shareholder letter dated November 7, 2018, we note that the Roku
         Channel has become a material source of ad impressions and monetization on your platform. In future filings, with respect to your average revenue per user and platform revenue growth, please expand your disclosure to address what portion of that growth is a result of the expansion of the Roku Channel. Similarly, address whether your arrangements with advertisers for the Roku Channel significantly differ from your advertising arrangements for the rest of your platform segment, and how that could impact your results of operations and financial condition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameAnthony Wood                               Sincerely,
Comapany NameRoku, Inc.
                                                             Division of
Corporation Finance
December 26, 2018 Page 2                                     Office of
Telecommunications
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